SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For The Plan Year Ended DECEMBER 31, 1998

Commission File No. 1-13426

A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
     3383 N. State Road 7
     Ft. Lauderdale, Florida  33319
     (954) 735-1701

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                           THE SPORTS AUTHORITY, INC.

Date:  June 25, 1999                       By:   /S/ ANTHONY F. CRUDELE
                                                 -------------------------------
                                                 Anthony F. Crudele
                                                 Senior Vice President and
                                                 Chief Financial Officer
                                                 (Principal Financial Officer)

                       THE SPORTS AUTHORITY 401(K) SAVINGS
                             AND PROFIT SHARING PLAN

                               INDEX TO FORM 11-K
                                                                     PAGE NUMBER
                                                                     -----------

Report of Independent Certified Public Accountants                       4-5

Statement of Net Assets Available for Benefits at December 31, 1998       6

Statement of Net Assets Available for Benefits with Fund Information
        at December 31, 1997                                              7

Statement of Changes in Net Assets Available for Benefits
        for the year ended December 31, 1998                              8

Notes to Financial Statements                                            9-14

Line 27(a) - Schedule of Assets Held For Investment Purposes -
        December 31, 1998                                                15

Line 27(d) - Schedule of Reportable Transactions for the year
        ended December 31, 1998                                         16-17

Index to Exhibits                                                        18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sports Authority 401(k) Savings and Profit Sharing Plan as of December 31, 1998, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Miami, Florida
June 25, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits with fund information presents fairly, in all material respects, the net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") at December 31, 1997 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audits of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

We have not audited the financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan for any period subsequent to December 31, 1997.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
June 24, 1998

                                     THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DECEMBER 31, 1998
                     --------------------------------------------------------------------------------------------------------------
                                                                          SMALL      THE SPORTS
                       MANAGED                      GROWTH  INTERNATIONAL  CAP       AUTHORITY
                       INCOME       BALANCED        EQUITY     EQUITY     EQUITY   COMMON STOCK  PARTICIPANT
                        FUND          FUND           FUND       FUND       FUND        FUND        LOANS       OTHER       TOTAL
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
ASSETS

Investments, at
  fair value:
   Short-term
     Investments     $     4,809   $        65   $       87   $      7   $      6   $     2,451   $     --   $    348   $     7,773
   Mutual Funds        3,303,448     4,616,454    6,693,960     92,849    429,720            --         --         --    15,136,431
   Common Stock               --            --           --         --         --     1,917,090         --         --     1,917,090
   Participant Loans          --            --           --         --         --            --    983,887         --       983,887
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
Total Investments      3,308,257     4,616,519    6,694,047     92,856    429,726     1,919,541    983,887        348    18,045,181

Receivables:
   Contributions
     from Plan
      Participants        61,294        95,616      127,864      9,233     25,213        58,076         --         --       377,296
   Contributions
     from
      Employer            25,325        35,958       48,951      3,650     10,124       813,087         --         --       937,095
   Other Receivables
     (Payables)          (13,802)       (7,798)       1,935      3,984     18,801       (10,653)        --         --        (7,533)
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
Total Receivables         72,817       123,776      178,750     16,867     54,138       860,510         --         --     1,306,858
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
Total Assets           3,381,074     4,740,295    6,872,797    109,723    483,864     2,780,051    983,887        348    19,352,039
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
LIABILITIES
Refund of Excess
  Contributions               --            --           --         --         --            --         --     37,264        37,264
                     -----------   -----------   ----------   --------   --------   -----------   --------   --------   -----------
Net Assets Available
  for Benefits       $ 3,381,074   $ 4,740,295   $6,872,797   $109,723   $483,864   $ 2,780,051   $983,887   $(36,916)  $19,314,775
                     ===========   ===========   ==========   ========   ========   ===========   ========   ========   ===========

   The accompanying notes are an integral part of these financial statements

                                     THE SPORTS AUTHORITY 401(k) SAVINGS AND PROFIT SHARING PLAN
                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                          DECEMBER 31, 1997
                            --------------------------------------------------------------------------------------------------------
                                                                      THE SPORTS     KMART
                                                                      AUTHORITY    CORPORATION
                             MANAGED       GROWTH        BALANCED      COMMON        COMMON
                             INCOME        EQUITY         EQUITY       STOCK         STOCK    PARTICIPANT
                              FUND          FUND           FUND         FUND          FUND      LOANS        OTHER          TOTAL
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------
ASSETS

Cash                        $       64    $      107    $       71    $      118    $     11   $     --   $     9,911    $    10,282
Investments, at fair value
   The Sports Authority
      Common Stock                  --            --            --     3,297,510*         --         --            --      3,297,510
   Kmart Corporation
      Common Stock                  --            --            --            --     317,159         --            --        317,159
   Short-term Investments        2,269         2,115         3,157         3,742         998         --            --         12,281
   Managed Income Fund       2,901,641*           --            --            --          --         --            --      2,901,641
   Growth Equity Fund               --     4,557,381*           --            --          --         --            --      4,557,381
   Balanced Equity Fund             --            --     3,715,082*           --          --         --            --      3,715,082
   Participant Loans                --            --            --            --          --    615,463            --        615,463
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------
Total Investments            2,903,910     4,559,496     3,718,239     3,301,252     318,157    615,463            --     15,416,517
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------
Receivables:
    Contributions from
      Plan Participants         50,523        89,082        73,217        63,666          --         --            --        276,488
    Contributions from
      Employer                  22,167        36,317        28,897       778,174          --         --            --        865,555
    Other Receivables
      (Payables)                 3,450         6,316         6,069           276          --         --        (6,594)         9,517
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------
Total Receivables               76,140       131,715       108,183       842,116          --         --        (6,594)     1,151,560
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------

Total Assets                 2,980,114     4,691,318     3,826,493     4,143,486     318,168    615,463         3,317     16,578,359
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------
LIABILITIES
Operating Payables                  --            --            --            --          --         --            --             --
                            ----------    ----------    ----------    ----------    --------   --------   -----------    -----------

Net Assets Available
  for Benefits              $2,980,114    $4,691,318    $3,826,493    $4,143,486    $318,168   $615,463   $     3,317    $16,578,359
                            ==========    ==========    ==========    ==========    ========   ========   ===========    ===========

*Investment represents 5% or more of net assets available for benefits

    The accompanying notes are an integral part of these financial statements

                                                 THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              YEAR ENDED DECEMBER 31, 1998
                                       -------------------------------------------------------------------------------
                                                                                                              SMALL
                                         MANAGED                              GROWTH       INTERNATIONAL       CAP
                                         INCOME            BALANCED           EQUITY           EQUITY         EQUITY
                                          FUND               FUND              FUND             FUND           FUND
                                       -----------       -----------       -----------       ---------       ---------
ADDITIONS

Investment Income:
  Dividend and Interest Income         $     1,010       $   120,563       $   155,969       $  10,121       $   2,794
  Net Appreciation (Depreciation)
    in Fair Value of Investments           195,008           343,855           974,322         (11,303)        (12,831)
Contributions:
  Contributions from Plan
    Participants                           694,533         1,030,043         1,370,193          58,412         217,824
  Contributions from
    Employer                               276,125           395,292           518,098          19,264          65,983
Other Receivables (Payables)               (17,252)          (13,868)           (4,379)          3,984          18,800
                                       -----------       -----------       -----------       ---------       ---------

Total Additions                          1,149,424         1,875,885         3,014,203          80,478         292,570

DEDUCTIONS

Participant Withdrawals                    571,801           668,673         1,034,073           5,178          26,739
Administrative Fees                          8,425                 7               682              --              --
                                       -----------       -----------       -----------       ---------       ---------
Total Deductions                           580,226           668,680         1,034,755           5,178          26,739

Net Increase (Decrease) prior to
  Interfund Transfers                      569,198         1,207,205         1,979,448          75,300         265,831

Interfund Transfers                       (168,238)         (293,403)          202,031          34,423         218,033

Net Assets Available for Benefits
  at Beginning of Year                   2,980,114         3,826,493         4,691,318              --              --
                                       -----------       -----------       -----------       ---------       ---------

Net Assets Available for Benefits
  at End of Year                       $ 3,381,074       $ 4,740,295       $ 6,872,797       $ 109,723       $ 483,864
                                       ===========       ===========       ===========       =========       =========

                                                THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS--(CONTINUED)

                                                               YEAR ENDED DECEMBER 31, 1998
                                       -----------------------------------------------------------------------------
                                       THE SPORTS          KMART
                                       AUTHORITY        CORPORATION
                                       OMMON STOCK     COMMON STOCK     PARTICIPANT
                                          FUND             FUND            LOANS          OTHER             TOTAL
                                       -----------       ---------       ---------       --------       ------------
ADDITIONS

Investment Income:
  Dividend and Interest Income         $     1,916       $     203       $      --       $    348       $    292,924
  Net Appreciation (Depreciation)
    in Fair Value of Investments        (2,771,681)        113,737              --             --         (1,168,893)
Contributions:
  Contributions from Plan
    Participants                           818,984              --              --         11,294          4,201,283
  Contributions from
    Employer                             1,023,984              --              --             --          2,298,746
Other Receivables (Payables)               (10,931)             --              --        (32,449)           (56,095)
                                       -----------       ---------       ---------       --------       ------------

Total Additions                           (937,728)        113,940              --        (20,807)         5,567,965

DEDUCTIONS

Participant Withdrawals                    405,533          49,544          60,894             --          2,822,435
Administrative Fees                             --              --              --             --              9,114
                                       -----------       ---------       ---------       --------       ------------
Total Deductions                           405,533          49,544          60,894             --          2,831,549

Net Increase (Decrease) prior to
  Interfund Transfers                   (1,343,261)         64,396         (60,894)       (20,807)         2,736,416

Interfund Transfers                        (20,174)       (382,564)        429,318        (19,426)                --

Net Assets Available for Benefits
  at Beginning of Year                   4,143,486         318,168         615,463          3,317         16,578,359
                                       -----------       ---------       ---------       --------       ------------

Net Assets Available for Benefits
  at End of Year                       $ 2,780,051       $      --       $ 983,887       $(36,916)      $ 19,314,775
                                       ===========       =========       =========       ========       ============

    The accompanying notes are an integral part of these financial statements

                       THE SPORTS AUTHORITY 401(K) SAVINGS
                             AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year information has been reclassified to conform with the current year presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments are stated at fair value. The Sports Authority Common Stock Fund and Kmart Corporation Common Stock Fund are valued at their quoted market prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans receivable are valued at their outstanding balances which approximate fair value.

The following table presents the fair value of investments with those representing 5% or more of the Plan's assets being separately identified at December 31, 1998:

                                                                        1998
                                                                    -----------
Short-term investments                                              $     7,773
Mutual funds:
    American Express Trust Company - Income Fund I                    3,303,448
    AIM Balanced Fund                                                 4,616,454
    Davis New York Venture Fund                                       6,693,960
    American Mutual Fund, Inc.                                               --
    American Century Twentieth-Growth Fund                                   --
    Other                                                               522,569
                                                                    -----------
                                                                     15,136,431
                                                                    -----------
Common stock:
   The Sports Authority Inc.                                          1,917,090
   Other                                                                     --
                                                                    -----------
                                                                      1,917,090
                                                                    -----------
Participant loans                                                       983,887
                                                                    -----------
                                                                    $18,045,181
                                                                    ===========

PLAN EXPENSES

Expenses of administering the Plan may be paid by either the Company or from the funds, except for brokerage fees, transfer taxes and other expenses incident to the operation of a fund which are charged against that fund. For the year ended December 31, 1998, the Company paid all recordkeeper and trustee fees, except for the fees associated with the Managed Income Fund, which were paid from fund assets.

NOTE 2 - PLAN DESCRIPTION

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan, which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a twelve month period. Employees that were participants in the Kmart Corporation Employee Savings Plan (the "Kmart Plan") on November 30, 1994 are eligible as of December 1, 1994. Employees as of December

1, 1994, that were not yet eligible under the Kmart Plan, received credit under the Plan for service hours earned under the Kmart Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS AND VESTING

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's matching contributions to the Plan.

Participants may elect to have their contributions invested in all funds except the Kmart Corporation Common Stock Fund, which contributions were suspended upon creation of the Plan in December 1994. Effective April 1, 1998 remaining account balances invested in the Kmart Corporation Common Stock Fund were transferred to the other six funds based on the participant's choice. The participant's allocation to each fund must be either 10% or an exact multiple of 10%.

Effective as of the first day of the following month, a participant may elect to change the amount or form of contributions made to the Plan. The participant may change the percentage allocated to each fund on the existing value as well as future contributions. The participant is also able to change the amount of future contributions made to the Plan.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all employee contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or a part of his after-tax contributions at any time. A proportionate amount of earnings will be distributed which are taxable and may be subject to a 10% early withdrawal penalty.

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence. Participant loans bear interest at the prime rate.

The Plan also includes a Profit Sharing portion, whereby each participant will receive employer contributions equal to at least one percent of his eligible compensation for each year. The profit sharing contribution to the Plan for the year ended December 31, 1998 was $792,252.

Profit Sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting in the Profit Sharing contributions requires completion of five years of vesting service. One year of vesting service is earned for each calendar year in which an employee has 1,000 or more hours of service. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the Profit Sharing portion of the Plan are used to reduce future profit sharing contributions. Forfeitures for the Plan year ended December 31, 1998 were $33,681.

PAYMENT OF BENEFITS UPON TERMINATION

Participation in the Plan automatically terminates when a participant is no longer an employee. Upon termination, the participant's account balance is distributed if the vested value of the participant's account is $5,000 or less. If the vested amount exceeds $5,000 participation may continue or the participant may request payment. During continuation of participation after employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant's account consists of shares of Company Common Stock.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                                   AS OF DECEMBER 31,
                                              ----------------------------
                                                 1998              1997
                                              ------------    ------------
Net assets available for benefits
  per the financial statements                $ 19,314,775    $ 16,578,359
Benefits approved but unpaid                      (184,358)       (371,570)
                                              ------------    ------------
Net assets available for benefits per the
     Form 5500                                $ 19,130,417    $ 16,206,789
                                              ============    ============


The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

                                                        YEAR ENDED
                                                        DECEMBER 31,
                                                           1998
                                                        -----------
Benefits paid per the financial statements              $ 2,822,435

Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1997                        (371,570)

Amounts allocated on Form 5500 to withdrawn
  participants at December 31, 1998                         184,358
                                                        -----------
Benefits paid per the Form 5500                         $ 2,635,223
                                                        ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

NOTE 4 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

For the Plan year ended December 31, 1998, the Plan purchased 203,286 shares and sold 57,429 shares of Company Common Stock for $2,103,408 and $658,988, respectively. Distributions to Plan participants consisted of 4,444 shares of Company Common Stock, and the market value of such shares at date of distribution was $58,456 for the Plan year ended December 31, 1998. The Plan did not pay any fees to the Trustee, Wachovia Bank of Georgia, as all fees were paid directly by the Company. The Company paid $32,823 in fees for the Plan year ended December 31, 1998.

NOTE 6 - YEAR 2000 (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by October 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they related to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-year 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.


                          THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                   EMPLOYER IDENTIFICATION NUMBER 36-3511120
                                                PLAN NUMBER 001
                         LINE 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                      DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------
                                             DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUE, BORROWER,                  MATURITY DATE, RATE OF INTEREST,                      CURRENT
LESSOR OR SIMILAR PARTY                       COLLATERAL, PAR OR MATURITY VALUE        COST           VALUE
--------------------------------------------------------------------------------------------------------------
*Wachovia/Biltmore Prime Cash
      Management Fund                                      7,773 units             $     7,773    $     7,773

*The Sports Authority Common                    365,160 shares of Common Stock       5,169,165      1,917,090
      Stock Fund
*Participant Loans                                    Participant Loans                     --        983,887
                                              (High and Low interest rates are
                                               9.00% and 7.75%, respectively)

Registered Investment Companies:
   AIM Balanced Fund                                     163,530 units               4,524,767      4,616,454
   Davis New York Venture Fund                           267,651 units               6,463,040      6,693,960
   American Express Trust Company -
   Income Fund I                                          68,570 units               2,899,924      3,303,448
   United International Growth Fund                        9,426 units                 102,670         92,849
   Sound Shore Fund, Inc.                                 14,508 units                 432,280        429,720
                                                                                   -----------    ----------
                                                                                    14,422,681     15,136,431
                                                                                   -----------    -----------
Total Assets Held For Investment Purposes                                          $19,599,619    $18,045,181
                                                                                   ===========    ===========


*Denotes a party-in-interest to the Plan.

                                     THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                              EMPLOYER IDENTIFICATION NUMBER 36-3511120
                                                           PLAN NUMBER 001
                                          LINE 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                FOR THE YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (h) CURRENT
                            (b) DESCRIPTION OF                                                            VALUE OF
                        ASSETS, INCLUDING MATURITY                                                        ASSETS ON     (i) NET
(a) IDENTITY OF PARTY   DATE AND INTEREST RATE IN   (c) PURCHASE  (d) SELLING        (e)    (g) COST OF   TRANSACTION      GAIN
    INVOLVED                  CASE OF LOANS             PRICE         PRICE       EXPENSES      ASSETS      DATE          (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
I) A SINGLE TRANSACTION IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS:

AIM Funds Group         Balanced Fund               $ 4,165,491   $        --     $    --   $ 4,165,491   $ 4,165,491   $       --

American Century        Twentieth Century Fund               --     5,316,487          --     4,320,414     5,316,486      996,073

American Mutual
  Fund, Inc.            American Mutual Fund                 --     4,172,255      14,957     3,486,239     4,172,255      671,059

Davis New York          Venture Fund                         --     5,697,919          --     5,697,919     5,697,919           --

Wachovia/Biltmore       Prime Cash
                        Management Fund               5,316,486            --          --     5,316,486     5,316,486           --
Wachovia/Biltmore       Prime Cash
                        Management Fund               4,157,298            --          --     4,157,298     4,157,298           --
Wachovia/Biltmore       Prime Cash
                        Management Fund                      --     5,697,919          --     5,697,919     5,697,919           --
Wachovia/Biltmore       Prime Cash
                        Management Fund                      --     4,165,491          --     4,165,491     4,165,491           --

                                     THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                              EMPLOYER IDENTIFICATION NUMBER 36-3511120
                                                           PLAN NUMBER 001
                                    LINE 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS--(CONTINUED)

                                                FOR THE YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (h) CURRENT
                           (b) DESCRIPTION OF                                                             VALUE OF
                        ASSETS, INCLUDING MATURITY                                                        ASSETS ON     (i) NET
(a) IDENTITY OF PARTY   DATE AND INTEREST RATE IN   (c) PURCHASE  (d) SELLING        (e)    (g) COST OF   TRANSACTION      GAIN
    INVOLVED                  CASE OF LOANS             PRICE         PRICE       EXPENSES      ASSETS      DATE          (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
III) A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS:

The Sports Authority    Common Stock                $ 2,088,503   $        --     $14,906   $ 2,103,409   $ 2,088,503   $       --
                                                             --       719,194       4,399     1,038,110       719,194     (323,315)
American Express Trust  Income Fund I
  Trust Company                                         932,496            --          --       932,496       932,496           --
                                                             --       725,697          --       743,344       725,697      (17,647)
                                                                                             -
American Mutual         American Mutual Fund
  Fund, Inc.                                            382,328            --          --       382,328       382,328           --
                                                             --     4,402,801      14,957     3,689,276     4,402,801      698,568
American Century        Twentieth-Century
                        Fund                            439,141            --          --       439,141       439,141           --
                                                             --     5,779,106          --     4,727,481     5,779,106    1,051,625
Wachovia/Biltmore       Prime Cash
                        Management Fund              21,482,912            --          --    21,482,912    21,482,912           --
                                                             --    21,487,401          --    21,487,401    21,487,401           --

AIM Funds Group         Balanced Fund                 5,328,787            --          --     5,328,787     5,328,787           --
                                                             --       794,894          --       695,816       794,894       99,078
Davis New York          Venture Fund                  7,809,212            --          --     7,809,212     7,809,212           --
                                                             --       973,391          10       944,889       973,391       28,492

Column (f) has been excluded as the information required is not applicable.

There were no category II or IV reportable transactions in 1998.

                                INDEX TO EXHIBITS

                                                             SEQUENTIAL
EXHIBITS                                                     PAGE NUMBER
--------                                                     -----------

  23.1     Consent of Ernst & Young LLP                          19

  23.2     Consent of PricewaterhouseCoopers LLP                 20